convesio

THE GAME CHANGER FOR WORDPRESS.

POWERED BY DOCKER CONTAINERS



Convesio is the first Platform-as-a-Service to build and manage scalable, secure WordPress sites.

Convesio empowers agencies and developers to create high availability, fully redundant, scale-out WordPress site in less than a minute.

The Agency Dilemma

Traditional WordPress Hosting Doesn't Measure Up

Millions of WordPress sites are hosted on shared, VPS, and Dedicated servers that lack the ability to easily scale, are hard to support, and have single points of failure.

Using Cloud Infrastructure is Complicated and Expensive

Building your own cloud infrastructure is out of reach for most agencies, developers, and even many enterprises. The effort and knowledge required to get these projects off the ground almost never justify the return.

True Scaling is Still Difficult to Achieve

Deploying WordPress in a truly scalable environment is still incredible challenging to achieve. We should know! A talented team of product, engineers, and devops professionals have spent almost 3 years working on it.

Convesio enables Design Agencies to harness the power of cloud providers, like Amazon, without the headache.

I simply loved the concept behind Convesio! **It's exactly what we were waiting for in the WordPress world.** Everyone is tired of traditional hosting, manually designed cloud infrastructures are a pain, and true scaling is still hard to accomplish.

Alex - WordPress Developer

The Client Problem

Agency clients are plagued by numerous problems from uptime to hacks. All of these fall on the agency to solve, for little additional fees, and at the most inconvenient times.

Inconsistent Uptime

Costs between

$137 - $427 per minute

Performance Issues

100ms Latency =

1% Drop in Sales

Not Scalable

Costs **$137 - $427** per minute or more

Poor Security

$2500 per Incident

**WordPress is the most hacked CMS*

The Evolution

Traditional WordPress Hosting Solutions

Shared Hosting

Not Scalable
Bad Neighbors
Slow to Evolve
Single Point of Failure

Dedicated Hosting

Fixed Resources
Slow to Scale
Requires Server Admins
Single Point of Failure
Only Scale Up

VPS & Cloud Hosting

Flexible Resources
Faster to Scale
Not Specific to WordPress
Single Point of Failure
Only Scale Up

convesio

Platform-as-a-Service

Fast Scaling/Scale Out
Unlimited Capacity
Isolated & Dedicated Resources
No Single Point of Failure
Designed for WordPress
No Server Admins Needed
No Plugins Needed

Market Size

19.5M

WordPress Websites

WordPress runs 33.2% of the entire internet, which is approximately 75,000,000 websites.

50-60%

WordPress Market Share

WordPress' share of the global CMS market is 60.1%, making it the most popular CMS for the past seven years.

$75.6B

Market Size in 2020

Managed hosting is expected to grow to $75.6B in 2020.

Market Shift
To Managed



Web & App Hosting

Shared, VPS, and Dedicated Hosting will be **$27.9 Billion** with a **9% CAGR** by 2020.

Managed Hosting

By 2020 Managed Hosting will be **$75.6 Billion** and **73% of the market** with an **18% CAGR**.

Total Global Hosting Market is expected to surpass **$103 Billion** with a blended **15% CAGR.**



Total Global Hosting Market
In Billions
$125
$100
$75
$50
$25
$0
2015
2016
2017
2018
2019
2020

Source: 451 Research's Market Monitor, 2016

Our Solution

Our Product

Over four years (man hours) of R&D and product testing has resulted in solving the core challenges associated with affordably scaling WordPress, including a multi-tenant web and database architecture, containerization, caching, security, and high availability.



convesio
BETA Version
Dashboard
Account
www.mandmmultimedia.com
OVERVIEW
DOMAINS
SECURITY
BACKUPS
200 301 302 304 404 405 411 499
1400 1200 1000 800 600 400 200 0
11PM 12AM 1AM 2AM 3AM 4AM 5AM 6AM 7AM 8AM 9AM 10AM 11AM 12PM 1PM 2PM 3PM 4PM 5PM 6PM 7PM 8PM 9PM
Site Online for
282 days
07 hrs 23 mins 31 sec
UPTIME IN LAST 90 DAYS
Average Requests Served
352 reqs / hour
8443 reqs served in last 24 hours.
SERVER LOAD
Google Page Speed Score
DESKTOP 66 / 100
MOBILE 61 / 100
Recommendations
DNS CONNECT WAIT TTFB REDIRECT
15 10 5 0
11AM 12PM 1PM 2PM 3PM 4PM 5PM 6PM 7PM 8PM 9PM
LoadBalancer IPs
: 144.217.181.11
: 144.217.181.12
Caching : Disabled
Environment : WP 4.8.2 / PHP 7.1
Auto Backup : Enabled
SSL Cert : Enabled
WordPress Containers
State HostID IP Address CPU Memory Network Storage
RUNNING S1N1H2A1 10.42.227.4 Restart
Traffic by Country (24 Hours)
UNITED STATES 5322

Platform Architecture

Through a combination of open source software and proprietary code we have solved the challenge of running WordPress in a high availability scalable environment.

Proprietary components include:

- ✓ Node.JS Load Balancer & Firewall
- ✓ Custom Caching Layer
- ✓ File System Mounts
- ✓ Micro Caching for GlusterFS


Internet
Load Balancers / IP
Firewall
Caching
NODEJS LB/ CACHING
WordPress App PHP FPM
WordPress App PHP FPM
DB CLUSTER
DB Load Balancer
DB
DB
DB
File System Mount
GIT
GlusterFS
FILE SYSTEM

Competition

WPEngine
One of the first and largest WordPress only hosting companies. Legacy technology, bad user interface, and slow to evolve.

Flywheel
Uses traditional VPS providers such as Linode, puts a user friendly interface with custom configurations of VPS for WordPress.

Kinsta
Similar to Flywheel, they provision a Google Cloud VPS and expose more advanced features. More technical audience.

Pantheon
Multi-container architecture costs hundreds of dollars per site per month.


Advanced Technology
convesio
PANTHEON
Kinsta
FLYWHEEL
WP engine
High Cost
Low Cost
Legacy Technology

Competitor’s Funding


Pantheon
Enters WordPress Market
65k Sites Hosted
100% Yr over Yr Growth
150k Sites Hosted
2010
2011
2012
2013
2014
2015
2016
2017
2018
Seed $1.3M
Series A $5M
Series B $21.5M
Series C $29M
WPEngine
Launched
30k Sites Hosted
25% Qtr over Qtr Growth
300k Sites Hosted
$100M ARR
2010
2011
2012
2013
2014
2015
2016
2017
2018
Series A $1M
Series B $1.7M
Series B $15M
Series C $23M
Private Equity $250M
Flywheel
Team of 5
Angel Round
25 Employees
40k Agencies
50 Employees
2010
2011
2012
2013
2014
2015
2016
2017
2018
Seed $1.2M
Series A $4M

Our Competitive Advantage

Next Generation WordPress PaaS

The first scale out, high availability WordPress Platform designed for agencies, professionals, and enterprises.

Self Healing Architecture

Container monitoring keeps a close eye on site performance, automatically fixing issues within seconds.

High Availability WordPress

Convesio is a truly scalable solution with replicated containers, databases, file system, and load balancers.

Flexible Pricing Model

Provision resources as needed for each site from small blogs to high traffic sites.

Predictive Auto-Scaling

Convesio analyzes site traffic patterns to predict the need more containers, automatically increasing capacity on demand.

High Performance WordPress

Proprietary software and architecture provides unrivaled speed and performance to WordPress sites.

Adoption & Feedback

500+
Sites Hosted

~$20k
Committed ARR

500,000+
Visitors/Month

50+
Agencies on Beta Sign-up List

500+
Containers

1500+
Sites on Beta Sign-up List


NEW

Go To Market & Customer Economics

Customer Economics

$25/month
Average Retail Price

2%
Monthly Churn

35
Average Sites per Agency

~$28k
Lifetime Value (LTV)

15
Annual Add-On Sites per Agency

~$1500
Customer Acquisition Cost (CAC)

Go To Market

1 **Paid & Earned Media and PR**
Market through WordPress channels.

2 **WordPress User Groups & WordCamp**
115 WordCamps in 40+ countries.

3 **Free Trials**
No risk side-by-side comparisons

4 **Sales & Client Success Teams**
Promote and sell to agencies.

- 100% Recurring Subscription Based Business Model
- Highly Scalable Platform
- Focused on self service, low touch experience.

Our Team

40+ years of combined hosting & SaaS experience.
Proven leadership team that's scaled product.



Tom Fanelli
CEO

Multiple Startups
1 Successful Exit & IPO
SVP, RealPage (RP)
VP Product, Deluxe (DLX)
Extensive Hosting & WordPress Background



Rahul Dubey
Advisor

Multiple Startups
2 Successful Exits
VP Engineering, Vertical Response
VP Engineering, Deluxe (DLX)
Extensive Infrastructure, Big Data, & Machine Learning Background



Elizabeth Bochner
COO

Multiple Startups
1 Successful Exit & IPO
Manager - Custom Websites, RealPage (RP)
Director, Product Management Strategy & Ops, Deluxe (DLX)



Dyutiman Chakraborty
Senior Architect

14 Years Experience
Node.JS
Docker Containers
Orchestration
Server Automation

The Opportunity

Target Growth Ramp



2016
Inception
$200k Founder Investment

2017
100+ Sites
4 Agencies

2018
Limited Beta
250+ Sites

2019
Enter WordPress Market

2020
$1M Exit ARR
~7,500 Sites

2021
$5.5M Exit ARR
~38,000 Sites

2022
Target $60M - $100M Valuation

Use of Funds



Employee Resources

Key hires will include additional Engineering, QA, Sales, and Operations resources.

Marketing Programs

Phase 1 of our Marketing Plan will be directed at agencies with 35+ sites with a target ARPU of $350/month.

Sales & Onboarding

With a trial method, Sales, Onboarding, and Customer Service will be crucial to success.

Technical Infrastructure

As we scale customers & sites our platform footprint will expand while costs for servers, bandwidth, and services will increase.

Become an Investor

Accepting Investors. Will **you** be one of them?



convesio

For more information, contact:
info@convesio.com